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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                    AMENDMENT


                                       TO


                                   SCHEDULE TO


                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              -------------------

                                    CPI CORP.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               CPI CORP. (ISSUER)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))


                     COMMON STOCK, PAR VALUE $0.40 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    125902106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                 JANE E. NELSON
                          SECRETARY AND GENERAL COUNSEL
                                    CPI CORP.
                 1706 WASHINGTON AVE., ST. LOUIS, MISSOURI 63103
                            TELEPHONE: (314) 231-1575
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                                    COPY TO:


                            STANLEY H. MEADOWS, P.C.
                                 HEIDI J. STEELE
                           MCDERMOTT, WILL & EMERY LLP
                             227 WEST MONROE STREET
                          CHICAGO, ILLINOIS 60606-5096
                            TELEPHONE: (312) 372-2000


                            CALCULATION OF FILING FEE


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       TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
-------------------------------------        -----------------------------------
           $14,000,000                                     $1,773,80


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   *  Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 1,000,000 outstanding shares of common stock, par value $0.40 per share, are being purchased at the maximum possible tender offer price of $14.00 per share.

  ** The amount of the filing fee was previously paid.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: N/A       Filing Party: N/A
      Form or Registration No.: N/A     Date Filed:
      N/A

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ]  third-party tender offer subject to Rule 14d-1.
 [X]  issuer tender offer subject to Rule 13e-4.
 [ ]  going-private transaction subject to Rule 13e-3.
 [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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This Amendment amends the Tender Offer Statement on Schedule TO regarding the tender offer by CPI Corp., a Delaware corporation ("CPI" or the "Company"), to purchase for cash up to 1,000,000 shares of its common stock, par value $0.40 per share, including the associated Series A Participating Preferred Stock Purchase Rights issued under the Rights Agreement, dated as of March 13, 2000, between CPI and Harris Trust and Savings Bank., as Rights Agent, at a price not more than $14.00 nor less than $11.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 12, 2004 (the "Offer to Purchase"), and the accompanying letter of transmittal (the "Letter of Transmittal"), which together, as each may be amended and supplemented from time to time, constitute the tender offer (collectively, the "Offer"). This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.


         The information in the Offer is incorporated in this Amendment to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.


         All defined terms not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1-11, 13

            The Schedule TO is hereby amended and supplemented by adding the following disclosure, as appropriate, for Items 1-11 and 13 thereof:

            National City Bank has chosen to terminate its financing commitment to the Company, that was previously disclosed in the Offer to Purchase, based on its views of the uncertain effects of the pending Sears and Kmart merger. The Company's Offer was subject to its ability to obtain funding, on terms and conditions satisfactory to us, under the commitment letter with National City Bank to meet our expected future operating needs and capital cash requirements, after taking into account the consummation of the offer. Due to National City Bank's withdrawal of its commitment letter, the Company hereby terminates and withdraws its previously announced dutch auction tender offer to purchase 1,000,000 shares of its outstanding common stock. The dutch auction tender was previously announced on November 12, 2004.

ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5) Text of press release issued by the Company on December 9, 2004 announcing its withdrawal of the Offer.


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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 9, 2004


                                         CPI CORP.

                                         By: /s/ Jane E. Nelson
                                             --------------------------------

                                         Name:  Jane E. Nelson
                                                -----------------------------

                                         Title: Secretary and General Counsel
                                                -----------------------------



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